Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero

Partner

jcorriero@stradley.com

215.564.8528

September 6, 2022

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington DC 20549

Attention: Megan Miller

Re:	Emerge ETF Trust (the “Trust”)
File Nos. 333-264662 and 811-23797

Dear Ms. Miller:

On behalf of the Trust, the following is a response to the comment you provided with regard to Pre-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A (the “Amendment”), which was filed under Section 8 of the Investment Company Act of 1940 and Section 6 of the Securities Act of 1933 on September 1, 2022 (SEC Accession No. 0001213900-22-053441) to register shares of the following series of the Trust: Emerge EMPWR Sustainable Dividend Equity ETF, Emerge EMPWR Sustainable Select Growth Equity ETF, Emerge EMPWR Sustainable Global Core Equity ETF, Emerge EMPWR Sustainable Emerging Markets Equity ETF and Emerge EMPWR Unified Sustainable Equity ETF (each, a “Fund”). I have reproduced your comment below, followed by our response.

1.	Please note that the expense example numbers for each Fund appear to be incorrect. Please revise and supplementally confirm the revised amounts, which can be corrected in a definitive 497(c) filing.

Response: The Trust has reviewed the expense example numbers for each Fund and will modify them to reflect the following in a definitive 497(c) filing:

1 Year	3 Years
$97	$325

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

* * *

Please direct any questions or additional comments to me at the above-referenced telephone number or, in my absence, to Lawrence P. Stadulis at (202) 419-8407.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	Lisa Lake Langley
Lawrence P. Stadulis